Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 15 DATED DECEMBER 15, 2022
TO THE PROSPECTUS DATED APRIL 7, 2022
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 7, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of January 1, 2023;
•to disclose the calculation of our November 30, 2022 NAV per share for all share classes;
•to provide an update on the status of our public offering; and
•to provide other updates to the Prospectus.
Portfolio Update
For the month ended November 30, 2022, the Company’s Class I NAV per share decreased 1.00% from $32.21 as of October 31, 2022 to $31.89 as of November 30, 2022.1 This change was primarily attributable to the continued impact of higher interest rates on certain asset valuations. The declines were partially offset by positive trends across our self-storage and student housing investments. Also contributing to the decline was a negative mark-to-market on the Company’s interest rate hedging agreements, resulting from moderating inflation and interest rate expectations.
The Company continues to prioritize liquidity in the current environment, both for the purposes of satisfying repurchase requests under its share repurchase plan and to be able to fund accretive investments. To date, the Company has satisfied 100% of repurchase requests under its share repurchase plan and has not limited or pro-rated any repurchases. The Company currently has liquidity exceeding 20% of its NAV in cash, liquid real estate-related securities, capacity on its credit facility, and uncalled capital commitments.
Lastly, for the year ended December 31, 2022, we expect 95 - 100% of our distributions to be treated as return of capital for federal income tax purposes.
January 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2023 (and repurchases as of December 31, 2022) is as follows:

Transaction Price (per share)
Class T	$31.7783
Class S	$31.7984
Class D	$31.7572
Class I	$31.8891
Class E	$33.1323
1 Our Class T NAV per share decreased from $32.13 to $31.78; Class S NAV per share decreased from $32.16 to $31.80; Class D NAV per share decreased from $32.09 to $31.76; and Class E NAV per share decreased from $33.54 to $33.13.

The January 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
November 30, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2022.
Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of November 30, 2022:

$ in thousands, except share data
Components of NAV	November 30, 2022
Investments in real estate	$893,500
Investments in unconsolidated entities	152,136
Investments in real estate-related securities	24,324
Investment in commercial loan	21,800
Investment in affiliated fund	15,213
Cash and cash equivalents	14,975
Restricted cash	7,537
Other assets	11,576
Mortgage notes, revolving credit facility and financing obligation, net	(474,753)
Subscriptions received in advance	(4,431)
Other liabilities	(23,085)
Accrued performance participation allocation	(5,021)
Management fee payable	(253)
Accrued stockholder servicing fees	(3)
Non-controlling interests in joint-ventures	(42,484)
Net asset value	$591,031
Number of outstanding shares/units	18,229,933
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2022:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$13,449	$11,188	$17,577	$118,246	$60,272	$366,777	$3,522	$591,031
Number of outstanding shares/units	423,226	351,856	553,479	3,708,049	1,819,131	11,267,923	106,269	18,229,933
NAV Per Share/Unit as of November 30, 2022	$31.7783	$31.7984	$31.7572	$31.8891	$33.1323	$32.5506	$33.1323
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.4%	5.5%
Office	7.3%	6.0%
Multifamily	6.3%	4.8%
Industrial	6.0%	5.1%
Self-Storage	7.7%	5.4%
Retail	8.2%	7.1%
Student Housing	6.7%	5.3%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	2.0%	1.9%	2.0%	2.0%	1.9%	1.8%	2.0%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.9)%	(2.0)%	(2.0)%	(1.9)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	3.0%	2.7%	3.6%	3.5%	3.0%	2.0%	3.1%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.8)%	(2.5)%	(3.3)%	(3.1)%	(2.7)%	(1.9)%	(2.9)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of December 13, 2022, we have issued and sold in our public offering (1) 3,782,950 shares of our common stock (consisting of 97,821 Class T shares, 91 Class S shares, 252,458 Class D shares, 1,415,757 Class I shares and 2,016,823 Class E shares) in the primary offering for total proceeds of $115.6 million and (2) 14,778 shares of our common stock (consisting of two Class T shares, 200 Class D shares, 8,021 Class I shares and 6,555 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.5 million. As of November 30, 2022, our aggregate NAV was $591.0 million. We intend to continue selling shares in our public offering on a monthly basis.
Amendment to Subscription Agreement with MassMutual
The following disclosure modifies the disclosure in the section of the Prospectus entitled “Description of Capital Stock – Private Offering of Class N Shares” and all related disclosures in the Prospectus.
Effective December 9, 2022, the Company and MassMutual entered into an amendment to the Subscription Agreement with MassMutual (the “Amendment”). The Amendment allows the Company to recycle the capital committed by MassMutual through December 31, 2024 by providing that the Company may require MassMutual to purchase additional Class N shares (the “Additional Shares”), in one or more closings, in an amount equal to the aggregate purchase price paid by MassMutual for Class N shares that were subsequently repurchased by the Company. The Amendment also revises MassMutual’s repurchase rights as set forth below.

MassMutual Repurchase Rights
We have granted MassMutual certain repurchase rights in connection with the Class N shares acquired by MassMutual pursuant to the Subscription Agreement, as amended, and the Initial Subscription Agreement (collectively, the “MassMutual Shares”). MassMutual Shares are not eligible for repurchase pursuant to our share repurchase plan, as described elsewhere in this prospectus.
Through December 31, 2024, we may in our sole discretion repurchase MassMutual Shares on a monthly basis at a price per share equal to the NAV per Class N share as of the last day of the month preceding the Determination Date (as defined below) in an amount with an aggregate repurchase price no greater than (1) the aggregate purchase price paid by MassMutual for MassMutual Shares (including any Additional Shares) less (2) the aggregate repurchase price paid to MassMutual by the Company. In any month, MassMutual may elect to forego the next monthly repurchase.
MassMutual Automatic Repurchase Rights
Beginning January 1, 2025, we are required to repurchase MassMutual Shares on a monthly basis at a price per share equal to the NAV per Class N share as of the last day of the month preceding the Determination Date (as defined below) until we have repurchased at least $200 million of MassMutual Shares (calculated as the aggregate repurchase price paid to MassMutual by the Company less the aggregate purchase price of any Additional Shares acquired by MassMutual). In any month, MassMutual may elect to forego the next monthly repurchase.
The aggregate amount (based upon aggregate repurchase price) of MassMutual Shares that we are required to repurchase in any month will be equal to (a) the sum of 100% of the monthly net proceeds to us from the sale of shares of common stock to Invesco Global Property Plus Fund, a sub-fund of Invesco Global Real Estate Fund FCP-RAIF (the “IGP+ Fund”), which is managed by an affiliate of the Adviser, as of the Determination Date, plus (b) between 50% and 100% (in our discretion) of the monthly net proceeds to us from the sale of shares of common stock to persons other than the IGP+ Fund as of the Determination Date. “Determination Date” means the date that is two business days prior to the first calendar day of the month in which the repurchase occurs.
At all times, we will limit monthly repurchases as necessary to ensure that the aggregate NAV of MassMutual Shares is not less than $50 million.
MassMutual Repurchase Rights Upon Request
Beginning January 1, 2025, MassMutual will have the right to request that we repurchase any outstanding MassMutual Shares, subject to the terms set forth below.
Such repurchases will be made monthly upon written request of MassMutual at a price per share equal to the NAV per Class N share as of the last day of the immediately preceding month. The repurchase price of MassMutual Shares may never be less than the applicable NAV per share for the month immediately preceding the month in which the repurchase occurs. MassMutual may revoke a repurchase request in writing at any time prior to the repurchase date.
The aggregate amount (based upon aggregate repurchase price) of MassMutual Shares that we are required to repurchase in any month upon MassMutual’s request will be limited to no more than (a) 15% of the net proceeds to us from the sale of shares of common stock and securities convertible into shares of common stock to persons other than MassMutual and its affiliates in the month immediately preceding the month in which MassMutual’s repurchase request is timely submitted, and (b) 1.5% of our aggregate NAV as of the last day of the month immediately preceding the month in which MassMutual’s repurchase request is timely submitted.
The Company will not be required to repurchase (1) in any calendar year, more than $150 million of MassMutual Shares or (2) in any calendar month, MassMutual Shares with an aggregate repurchase price equal to more than 100% of the net proceeds to the Company from the sale of shares of Company common stock during such month.